UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 6, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – PB 6, LLC

On April 6, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $8,120,000, (the “PB Colfax Villas Senior Loan”). The borrower, PB 6, LLC, a California limited liability company (“PB Colfax Villas”), used the loan proceeds to recapitalize, by paying off that certain land loan acquired by the Company on December 4, 2017, 14,202 square feet of land that is currently entitled and intends to build and sell twelve homes under the Los Angeles Small Lot Ordinance at 5137-5149 Colfax Avenue, Los Angeles, CA (the “PB Colfax Villas Property”). As a result of the recapitalization, the prior land loan was repaid in full and is no longer outstanding.

PB Colfax Villas is managed by the principals of Peterberg Construction (“PB”), a vertically integrated real estate company based in Los Angeles, CA that specializes in urban infill projects in the southwest. PB has built over 100 single and multi-family residential projects in Southern California since inception valued at over $50MM.

The PB Colfax Villas Property is currently improved with a vacant office building. The property received its Vesting Tentative Tract Map No. VTT- 72024-SL approval for twelve homes on September 15, 2017. PB Colfax Villas intends to break ground on the site by the third quarter of 2018.

On the original closing date of the PB Colfax Villas Senior Loan, PB Colfax Villas was capitalized with approximately $1.4 million of equity capital from the borrower.

The PB Colfax Villas Senior Loan bears an interest rate of 10.88% per annum, with an amount equal to 10.88% per annum accruing and compounding monthly until the maturity date, April 6, 2020 (the “PB Colfax Villas Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the PB Colfax Villas Senior Loan amount, paid directly by PB Colfax Villas.

PB Colfax Villas has the ability to extend the PB Colfax Villas Maturity Date for a period of six months, subject to a pay down threshold. Additionally, PB Colfax Villas will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the PB Colfax Villas Senior Loan. During the extension period, the interest rate of the PB Colfax Villas Senior Loan will increase to 11.88%. The PB Colfax Villas Senior Loan may be prepaid in whole or in part without penalty during the term of the PB Colfax Villas Senior Loan.

The Guarantor has provided a customary bad boy carve-out guarantee as well as a full recourse completion guarantee.

As of its closing date, the PB Colfax Villas Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 85.0%. The LTC ratio is the amount of the PB Colfax Villas Senior Loan divided by the cost incurred from the land purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the PB Colfax Villas Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 77.0%. The LTV ratio is the amount of the PB Colfax Villas Senior Loan divided by the December 2017 third-party appraised value of the PB Colfax Villas Property. There can be no assurance that such value is correct.

The PB Colfax Villas Property is located in the Valley Village/North Hollywood submarket of Los Angeles, CA. The North Hollywood submarket has been growing as a more affordable alternative to nearer-in Los Angeles location. The project will benefit from the primarily older inventory in this neighborhood.

As the PB Colfax Villas Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    April 12, 2018